UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Invacare Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

461203101

(CUSIP Number)

Steven H. Rosen

Azurite Management LLC

25101 Chagrin Boulevard, Suite 350

Cleveland, OH 44122

(216) 292-4535

with copies to:

Joel Rubinstein

Scott Levi

Daniel Nussen

White & Case LLP

1221 Avenue of the Americas

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Steven H. Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,796,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,796,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,796,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (1)
14	TYPE OF REPORTING PERSON IN

(1)

All calculations herein of the percentage of common shares, without par value (“Common Shares”) of Invacare Corporation (the “Issuer”) beneficially owned are based on a total of 35,644,565 Common Shares issued and outstanding as of May 6, 2022, as reported on the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on May 9, 2022 (the “Form 10-Q”).

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Azurite Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,796,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,796,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,796,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (1)
14	TYPE OF REPORTING PERSON OO

(1)	All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 35,644,565 Common Shares issued and outstanding as of May 6, 2022, as reported on the Form 10-Q.

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Crawford United Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON CO

(1)	All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 35,644,565 Common Shares issued and outstanding as of May 6, 2022, as reported on the Form 10-Q.

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Edward F. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON IN

(1)	All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 35,644,565 Common Shares issued and outstanding as of May 6, 2022, as reported on the Form 10-Q.

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Matthew V. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON IN

(1)	All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 35,644,565 Common Shares issued and outstanding as of May 6, 2022, as reported on the Form 10-Q.

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 (“Amendment No. 1”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2022, previously filed with the SEC (the “Original Schedule 13D”) relating to the common shares, without par value (as defined in the Original Schedule 13D, the “Common Shares”), of Invacare Corporation, an Ohio corporation (as defined in the Original Schedule 13D, the “Issuer”), which are beneficially owned by Azurite Management LLC, Steven H. Rosen, Crawford United Corporation, Edward F. Crawford and Matthew V. Crawford (as defined in the Original Schedule 13D, collectively, the “Reporting Persons”). This Amendment No. 1 amends the Original Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Between May 9, 2022 and June 6, 2022, Azurite acquired 575,000 Common Shares in the open market with cash on hand for an aggregate purchase price of $652,432.05.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Calculations of the percentage ownership of the Common Shares beneficially owned are based on a total of 35,644,565 Common Shares issued and outstanding as of May 6, 2022, as reported on the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on May 9, 2022.

The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Mr. Rosen and Azurite disclaim beneficial ownership over the 110,200 Common Shares owned by Crawford United and Messrs. Crawford, and Crawford United and Messrs. Crawford disclaim beneficial ownership over the 3,796,558 Common Shares owned by Mr. Rosen and Azurite. However, as a group, the Reporting Persons may be deemed to collectively beneficially own 3,906,758 Common Shares, which represent 11.0% of the Issuer’s outstanding Common Shares.

Azurite is the owner of record of 3,796,558 Common Shares. Mr. Rosen, in his capacity as the sole manager of Azurite, has the ability to indirectly control the decisions of Azurite regarding the vote and disposition of securities held by Azurite, and as such may be deemed to have indirect beneficial ownership of the 3,796,558 Common Shares held by Azurite.

Crawford United is the owner of record of 110,200 Common Shares. Messrs. Crawford, in their capacity as holders of a majority of the voting power of Crawford United and as two of six members of Crawford United’s board of directors (of which Mr. Rosen is also a member), share the ability to indirectly control the decisions of Crawford United regarding the vote and disposition of securities held by Crawford United, and as such may be deemed to have indirect beneficial ownership of the 110,200 Common Shares held by Crawford United. Other than Messrs. Crawford and Rosen, to the best of the knowledge of the Reporting Persons, none of the Covered Persons beneficially owns Common Shares.

For information on the Reporting Persons’ powers to vote and dispose of such shares, see rows 7 to 10 of the cover pages to this Schedule 13D.

Transactions by the Reporting Persons in the Common Shares effected during the past 60 days are set forth in Annex B below and such information is incorporated herein by reference.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 7, 2022

AZURITE MANAGEMENT LLC

By:	/s/ Steven H. Rosen
Name: Steven H. Rosen
Title: Manager

STEVEN H. ROSEN

/s/ Steven H. Rosen

CRAWFORD UNITED CORPORATION

By:	/s/ Brian E. Powers
	Name:	Brian E. Powers
	Title:	President and Chief Executive Officer

EDWARD F. CRAWFORD

/s/ Brian E. Powers
Name:	Brian E. Powers
Title:	Attorney-in-fact

MATTHEW V. CRAWFORD

/s/ Brian E. Powers
Name:	Brian E. Powers
Title:	Attorney-in-fact

Annex B

Transactions

The following table sets forth all transactions by the Reporting Persons with respect to Common Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 6, 2022. Except as otherwise noted below, all such transactions were purchases of Common Shares effected in the open market, and the table excludes commissions paid in per share prices.

Nature of Transaction	Reporting Person	Common Shares Purchased	Price Per Share ($)		Date of Purchase
Buy	Azurite Management LLC	100,000	$1.265	(1)	6/6/2022
Buy	Azurite Management LLC	250,000	$1.080	(2)	6/3/2022
Buy	Azurite Management LLC	50,000	$0.847	(3)	5/19/2022
Buy	Azurite Management LLC	25,000	$1.058	(4)	5/17/2022
Buy	Azurite Management LLC	25,000	$1.050		5/12/2022
Buy	Azurite Management LLC	25,000	$1.192	(5)	5/11/2022
Buy	Azurite Management LLC	50,000	$1.240		5/10/2022
Buy	Azurite Management LLC	50,000	$1.382	(6)	5/9/2022

(1)

The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.30 to $1.18, inclusive. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) through (4) of this Annex B.

(2)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.15 to $1.01, inclusive.
(3)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $0.85 to $0.84485, inclusive.
(4)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.06 to $1.0471, inclusive.
(5)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.2 to $1.185, inclusive.
(6)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.399 to $1.365, inclusive.